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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  FORM 12b-25

                                                  Commission File Number:0-18399
                                                                         -------
                          NOTIFICATION OF LATE FILING

              (Check One): [X] Form 10-KSB [_] Form 11-K [_] Form 10-Q

                                 [_] Form N-SAR

For Period Ended: September 30, 2001
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[_] Transition Report On Form 10-K          [_] Transition Report on Form 10-Q
[_] Transition Report On Form 20-F          [_] Transition Report On Form N-SAR
[_] Transition Report On Form 11-K


For the Transition Period Ended:________________________________________________


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________


                       PART I. REGISTRATION INFORMATION


Full name of registrant Fountain Pharmaceuticals, Inc.
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Former name if applicable
________________________________________________________________________________

Address of principal executive office 2040 Calumet Street
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City, State and Zip Code     Clearwater, Florida 33765
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                       PART II. RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11K or Form N-SAR, or portion thereof will be filed on or before the 15/th/ calendar day following the prescribed due date: or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-14(c) has been attached if applicable.

                              PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filled within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Board of Directors is currently in negotiations with an unrelated party to sell control of the Company. Following the foreclosure on substantially all of the historic operating assets of the Company, the Company has no business operations. The potential acquiror has stated his intention to cause a business combination with another privately-held company, which has not been identified. So that the Form 10-K can better describe the plans of the new controlling shareholder, the Company has delayed filing of the Company's 10-KSB until a date following the closing, which is anticipated for December 31, 2001. It is expected that the Form 10-KSB will be filed within the 15/th/ calendar day following the prescribed due date.
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                          PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Francis J. Werner            (727)                       446-6882
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        (Name)                 (Area Code)               (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                     [X] Yes     [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [_] Yes     [X] No

     If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                        Fountain Pharmaceuticals, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: December 31, 2001                 By /s/ Francis J. Werner
                                            ------------------------------------
                                                Francis J. Werner
                                                Interim Chief Financial Officer